FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated November 15, 2004 (“BT To Offer BlackBerry In Europe")	Page No 2

Document 1

November 15, 2004

FOR IMMEDIATE RELEASE

BT TO OFFER BLACKBERRY IN EUROPE

London, England and Waterloo, Canada — BT today reinforced its presence in the mobile market by signing an agreement with Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) to become Europe’s first Mobile Virtual Network Operator (MVNO) to sell the BlackBerry® wireless solution.

The deal will enable BT to offer BlackBerry to its corporate customer base, building on BT’s success in the business mobile market and extending the benefits currently available to BT’s mobile customers. The BlackBerry Wireless Handhelds™ will be co-branded by both BlackBerry and BT.

Developed and manufactured by RIM, BlackBerry offers BT’s customers secure, always-on, wireless access to their corporate email and data, via an advanced BlackBerry handheld with integrated phone, text messaging, browser, calendar and organizer capability. The BlackBerry always-on ‘push’ technology also means customers don’t have to periodically connect to their email to check for new messages; messages are automatically routed to the handheld. BT is initially offering the BlackBerry 7230™ and BlackBerry 7730™ handhelds.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ (Novell GroupWise expected to be available later this year) and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

Steven Evans, CEO of BT Mobile, said: “This partnership with RIM is another strong example of BT’s commitment to offer leading edge mobile solutions to corporate customers. The fact that this is the first European deal that RIM has done with a mobile virtual network operator is a strong reflection of BT’s strength in the corporate mobile market. The flexibility that wireless solutions and services can give companies is particularly appealing and BlackBerry has already become indispensable to thousands of organizations across the world.”

Larry Conlee, Chief Operating Officer, Research In Motion, said: “BT has a large corporate customer base with a strong support infrastructure and we are very pleased it has chosen to offer BlackBerry to its customers. Together, we can help mobile professionals achieve significant business and personal benefits through advanced connectivity solutions.”

About BT Group plc

BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world’s leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include network centric Information and Communications Technology (ICT) solutions, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of three lines of business:

BT Retail, providing fixed and mobile communications services and solutions to over 20 million business and residential customers in the UK. It is also a leading UK internet services provider. BT Wholesale, providing network services and solutions within the UK to over 600 fixed and mobile operators and to service providers including the provision of broadband, Private Circuits and PSTN.

BT Global Services, providing ICT services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in 136 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group’s turnover was £18,519 million with profit before goodwill amortisation, exceptional items and taxation of £2,013 million. For more information, visit www.btplc.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Jon Carter, BT Press office, BT Retail
tel: 020 7356 4523
Rebecca Cusa, Fishburn Hedges
tel: 020 7839 4321

Courtney Flaherty
+1 212.771.3637
cflaherty@brodeur.com

BT Group Newsroom: 020 7356 5369.
From outside the UK, dial +44 20 7356 5369.
All BT Group news releases can be accessed at:
www.bt.com/newscentre

Tilly Quanjer
Senior Communications Manager, RIM Europe
+ 44 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the anticipated demand for the BlackBerry platform, and RIM's revenue and earnings expectations for the first and second quarters of fiscal 2005. The phrases and terms "continuing escalation" and "expected to be" or "expecting" are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM's intellectual property; RIM's ability to enhance current products and develop new products; RIM's reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM's business and industry are discussed in greater detail in the "Risk Factors" and "MD&A" sections of RIM's filings with the United States Securities and Exchange Commission and securities regulators in Canada. These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 15, 2004	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer